JOINT FILER INFORMATION

Name:	Frost Gamma Investments Trust

Address:	4400 Biscayne Blvd
Miami, FL 33137

Designated Filer:	Phillip Frost, M.D.

Issuer Name and Ticker Symbol:	OPKO Health, Inc. (OPK)

Date of Earliest Transaction:	April 15, 2009

Relationship to Issuer:	10% Owner

FROST GAMMA INVESTMENTS TRUST

by:  /s/ Phillip Frost MD, as trustee
Phillip Frost, M.D., Trustee